Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

GREENBRIAR NEWS RELEASE

GREENBRIAR ANNOUNCES EFFECTIVE DATE OF NAME CHANGE AND STOCK OPTION GRANT

November 15th, 2023	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Phoenix, Arizona, November 15th, 2023 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that effective today the Company's name has changed to "Greenbriar Sustainable Living Inc." to better reflect the Company's business. The common shares of the Company will continue to trade under the stock symbol "GRB" on the TSXV and "GEBRF" on the US OTC.  There is no consolidation or change in the share capital.  In connection with the name change, the new CUSIP 393652102 and ISIN CA3936521028 have been assigned to the common shares of the Company.

In addition, the Company announces that it has granted an aggregate of 1,200,000 incentive stock options (the "Options") to certain directors and officers of the Company pursuant to the Company's previously approved Stock Option Plan. The Options are exercisable at a price of $1.10 per share for a period of 5 years.

About Greenbriar Sustainable Living Inc.:

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license"

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF